Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

February 10, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 6 to Draft Registration Statement on Form F-4
Submitted December 9, 2022
CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated February 1, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 6 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on December 9, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 6 to Draft Registration Statement on Form F-4 Stock Purchase Agreements, page 22

1. Revise to disclose the price at which Aqua purchased the 260,000 shares of Arisz common stock from the Sponsor.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 22 and 102 of the Revised Draft Registration Statement.

Risk Factors, page 36

2. Provide risk factor disclosure of any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition. In this regard, we note your disclosure that BitFuFu had deposited US dollar funds and Bitcoins at an approximate value of $10.2 million in its account at FTX, and that BitFuFu has been unable to recover these funds and digital assets.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 57 and 58 of the Revised Draft Registration Statement.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

3. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. As a non-exclusive example, we note your disclosure that “BitFuFu had access to approximately 341.2 MW in hosting capacity at 18 mining facilities in the United States and Canada as of October 31, 2022.” We further note that recent legislation in New York and Manitoba, Canada has restricted certain crypto mining activities. To the extent material, please revise to discuss any geographic concentration of your mining facilities and the impact recent legislation has had on your Bitcoin mining operations.

RESPONSE: The Company submits that BitFuFu ceased collaboration with mining facilities in Canada in November 2022. As of the date of this submission, all mining facilities that provide services to BitFuFu are located in United States. Except as disclosed in the proxy statement/prospectus, BitFuFu is not aware of any pending legislation in the United States that would materially and adversely affect its operations. The Company has added the requested disclosure on pages 61, 62, 132 and 134 of the Revised Draft Registration Statement to disclose risks related to recent regulatory development.

4. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 67 of the Revised Draft Registration Statement.

5. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

RESPONSE: The Company submits that as of the date of this submission, BitFuFu has not pledged digital assets as collaterals for any loan or financing arrangement. Please refer to the revised disclosure on page 38, 44 and 45 of the Revised Draft Registration Statement.

6. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk of loss of customer demand for your products and services, including as it relates to your cloud mining service and the sale of mining hardware.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 38 and 135 of the Revised Draft Registration Statement.

•	Financing risk, including equity and debt financing.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 44 and 45 of the Revised Draft Registration Statement.

•	Risk of increased losses or impairments in your investments or other assets.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 38 of the Revised Draft Registration Statement.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosure on pages 61 and 67 of the Revised Draft Registration Statement.

•	Risks from price declines or price volatility of crypto assets.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 38 of the Revised Draft Registration Statement.

BitFuFu’s failure to safeguard and manage its digital assets, or digital assets temporarily held for its customers could adversely impact..., page 57

7. Revise your discussion here to more comprehensively address the material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe with specificity the material risks to your business and financial condition that could occur if your policies and procedures regarding the safeguarding of crypto assets are not effective. Additionally, discuss the risks associated with your reliance on third party service providers to safeguard customers’ digital assets.

RESPONSE: The Company acknowledges the Staff’s comment and has added the risk factor disclosure on pages 48 and 49 of the Revised Draft Registration Statement.

Information About BitFuFu, page 116

8. To the extent material, discuss how recent bankruptcies in the crypto asset market, including FTX, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated. In that regard, we note your disclosure that you deposited the equivalent of $10.2 million in funds in US dollars and Bitcoin at FTX.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 26, 119 and 135 of the Revised Draft Registration Statement.

9. We note your response to prior comment 17 indicating that you do not expect to hold customer crypto assets after December 2022, but that some customer balances are being maintained with Coinbase and Cobo wallets. Please revise to describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. In that regard, provide comprehensive disclosure regarding such policies as they relate to your related party loans, cost of revenue to related parties, and other related party transactions, including with Bitmain, Computing Inactive Beijing Technology Ltd, and Mr. Liang Lu. Finally, identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 126, 127 and 129 of the Revised Draft Registration Statement.

Business Model, page 118

10. Please revise your disclosure to provide a quantitative breakeven analysis for your self-mining and cloud mining operations comparing the cost to earn/mine Bitcoin with value of Bitcoin. In addition, include a discussion of any known trends related to your Bitcoin mining profitability and the impact it has had on your revenue and growth prospects.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 122 and 123 of the Revised Draft Registration Statement.

Suppliers, page 121

11. Expand your disclosure to discuss how you acquire electricity to supply the services that you resell. In this regard, clarify if you lock in supply rates or if you are subject to monthly or similar price adjustments. Further expand your risk factor on page 39 to disclose, if true, that electricity rates could increase faster than you are able to pass along these increases to your customers.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 40, 41 and 125 of the Revised Draft Registration Statement.

Digital Assets, page 122

12. Disclose in this section that you have been unable to recover funds and digital assets deposited with FTX and discuss the potential financial impact of FTX’s bankruptcy proceeding on your business. Additionally, identify any other counterparties, customers, or custodians in the crypto asset markets that you have exposure to.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 26, 119 and 127 of the Revised Draft Registration Statement.

13. We note your disclosure that some of your customers’ crypto assets are held in custodial wallets with Coinbase and Cobo. Please revise to clarify who holds the private keys to those custodial wallets, and clarify whether your customers would have any recourse in the event that either Coinbase or Cobo become insolvent. Finally, disclose whether any customer funds are insured against theft or loss.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 126 and 127.

14. Describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

RESPONSE: The Company acknowledges the Staff’s comment and submits that the board of directors and management of BitFuFu has not identified issues with respect to its risk management processes and policies.

BitFuFu’s Management Discussion and Analysis of Financial Condition and Results of Operations, page 131

15. To the extent material, explain whether any of you or your customers’ crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

RESPONSE: The Company acknowledges the Staff’s comment and further clarifies that none of BitFuFu’s digital assets or digital assets held on customers’ behalf are pledged as collateral for loan, margin, rehypothecation or other similar activities.

Security Ownership of Certain Beneficial Owners and Management, page 184

16. We note your disclosure on page 117 that you “received commitments for further investments from Bitmain and AntPool in January 2022.” Please revise to provide the material terms of those commitments including whether Bitmain or Antpool have, or will have, a right to acquire 5% or more beneficial ownership of the Company.

RESPONSE: The Company acknowledges the Staff’s comment and clarifies that the investment commitments refer to the transactions contemplated under the PIPE Subscription Agreements. The material terms of the PIPE Subscription Agreements are disclosed on pages 20, 21 and 100 of the Revised Draft Registration Statement. Through Antdelta Investment Limited, Bitmain currently owns 5% of the issued and outstanding share capital of Finfront, and is expected to receive 7,500,000 Class A Ordinary Shares of the Company upon the completion of the Business Combination. After giving effect to the issuance of 3,000,000 PubCo Class A Ordinary Shares pursuant to the PIPE Subscription Agreement to Antdelta Investment Limited, Bitman will have a right to acquire 5% or more beneficial ownership of the Company upon completion of the Business Combination. Please refer to revised disclosure on page 189 of the Revised Draft Registration Statement.

Consolidated Statements of Cash Flows , page F-29

17. We continue to evaluate your response to prior comment 3 and may have further comments.

RESPONSE: N/A

(n) Revenue Recognition , page F-34

18. We continue to evaluate your responses to prior comments 8 through 12 and may have further comments.

RESPONSE: N/A

19. We continue to evaluate your response to prior comment 13 and may have further comments.

RESPONSE: N/A

Note 3. Digital Assets of the Group , page F-41

20. We continue to evaluate your response to prior comment 17 and may have further comments.

RESPONSE: N/A

21. We continue to evaluate your response to prior comment 18 and may have further comments.

RESPONSE: N/A

22. We continue to review your response to prior comment 19 and may have further comments. Please consider recent guidance on accounting for crypto lending activities.

RESPONSE: N/A

Exhibits and Financial Statement Schedules, page II-1

23. Please revise to file your collaboration agreement with Bitmain as an exhibit.

RESPONSE: The Company acknowledges the Staff’s comment and files its agreement with Bitmain as exhibit 10.19 to the registration statement.

General

24. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 26, 27, 38, 119, and 135 of the Revised Draft Registration Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

5